Western Copper and Gold Corporation

(An exploration stage company)

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025

(Unaudited, Expressed in Canadian dollars)

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

		March 31, 2025	December 31, 2024
	Note	$	$
ASSETS

Cash and cash equivalents	3	10,145,713	14,202,317
Short-term investments	4	52,765,549	53,770,674
Marketable securities	5	1,854,200	1,079,200
Other assets		1,062,191	954,853
CURRENT ASSETS		65,827,653	70,007,044

Property, plant and equipment		7,434	37,868
Right-of-use assets		41,094	57,654
Exploration and evaluation assets	6	128,122,617	122,690,820

ASSETS		193,998,798	192,793,386

LIABILITIES

Accounts payable and accrued liabilities		2,908,180	3,122,495
Current portion of lease obligation		18,663	33,408
CURRENT LIABILITIES		2,926,843	3,155,903

Lease obligations		23,735	27,231

LIABILITIES		2,950,578	3,183,134

SHAREHOLDERS' EQUITY

Share capital	7	274,337,363	272,544,984
Contributed surplus		39,199,490	38,916,835
Deficit		(122,488,633)	(121,851,567)

SHAREHOLDERS' EQUITY		191,048,220	189,610,252

LIABILITIES AND SHAREHOLDERS' EQUITY		193,998,798	192,793,386

Approved by the Board of Directors

/s/ Robert Chausse Director	/s/ Klaus Zeitler Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 2 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended March 31,		2025	2024
	Note	$	$

Depreciation		16,561	51,734
Filing and regulatory fees		237,298	223,880
Office and administration		189,022	118,243
Professional fees		123,042	462,465
Share-based payments	9a	641,804	642,961
Shareholder communication and travel		149,171	185,682
Wages and benefits		736,625	541,660

CORPORATE EXPENSES		2,093,523	2,226,625

Foreign exchange (gain)		(15,093)	(879)
Interest income		(666,364)	(340,875)
Unrealized (gain) on marketable securities	5	(775,000)	(277,520)

LOSS AND COMPREHENSIVE LOSS		637,066	1,607,351

Basic and diluted loss per share		0.00	0.01

Weighted average number of common shares outstanding		199,089,677	167,107,495

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 3 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31,		2025	2024
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(637,066)	(1,607,351)

ITEMS NOT AFFECTING CASH
Depreciation		16,561	51,734
Finance costs		1,047	3,571
Unrealized (gain) on marketable securities		(775,000)	(277,520)
Share-based payments		641,804	642,961
		(115,588)	420,746

Change in non-cash working capital items	13	(1,468,727)	150,311

OPERATING ACTIVITIES		(2,221,381)	(1,036,294)

FINANCING ACTIVITIES

Private placement		-	3,323,363
Private placement issuance costs		-	(106,037)
Exercise of stock options	9a	-	217,500
Exercise of warrants		1,275,000	-
Lease payments		(19,288)	(61,618)

FINANCING ACTIVITIES		1,255,712	3,373,208

INVESTING ACTIVITIES
Redemption (purchase) of short-term investments		1,243,806	(6,073,973)
Mineral property expenditures		(4,334,741)	(1,920,276)

INVESTING ACTIVITIES		(3,090,935)	(7,994,249)

CHANGE IN CASH AND CASH EQUIVALENTS		(4,056,604)	(5,657,335)

Cash and cash equivalents - Beginning		14,202,317	25,971,261

CASH AND CASH EQUIVALENTS - ENDING		10,145,713	20,313,926

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 4 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital $	Contributed Surplus $	Deficit $	Shareholders' Equity $
DECEMBER 31, 2023	166,091,245	216,289,331	38,084,656	(114,929,737)	139,444,250

Private placement	2,461,750	3,323,363	-	-	3,323,363
Private placement issuance costs	-	(106,037)	-	-	(106,037)
Exercise of stock options	275,000	285,788	(68,288)	-	217,500
Exercise of restricted share units	61,208	124,690	(124,690)	-	-
Share-based payments	-	-	715,452	-	715,452
Loss and comprehensive loss	-	-	-	(1,607,351)	(1,607,351)

MARCH 31, 2024	168,889,203	219,917,135	38,607,130	(116,537,088)	141,987,177

Private placement	2,609,890	4,958,791	-	-	4,958,791
Private placement issuance costs	-	(104,126)	-	-	(104,126)
Equity offering	24,210,526	45,999,999	-	-	45,999,999
Equity offering costs	-	(3,063,640)	-	-	(3,063,640)
Exercise of stock options	2,475,000	4,399,692	(1,152,192)	-	3,247,500
Exercise of restricted share units	206,699	437,133	(437,133)	-	-
Share-based payments	-	-	1,899,030	-	1,899,030
Loss and comprehensive loss	-	-	-	(5,314,479)	(5,314,479)

DECEMBER 31, 2024	198,391,318	272,544,984	38,916,835	(121,851,567)	189,610,252

Exercise of restricted share units	108,940	166,379	(166,379)	-	-
Exercise of Warrants	1,500,000	1,626,000	(351,000)	-	1,275,000
Share-based payments	-	-	800,034	-	800,034
Loss and comprehensive loss	-	-	-	(637,066)	(637,066)

MARCH 31, 2025	200,000,258	274,337,363	39,199,490	(122,488,633)	191,048,220

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 5 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2025 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada. Its head office is located at 907-1030 West Georgia Street, Vancouver, British Columbia.

While Western has been successful in raising sufficient capital to fund its operations, if the Company successfully progresses through permitting to the development and construction stage for the Casino Project, the Company will need to raise additional funds to complete the development and construction of the Casino Project. There can be no assurance that it will be able to raise such project financing in the future.

2. BASIS OF PRESENTATION

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards.

These financial statements were approved for issue by the Company's board of directors on May 8, 2025.

b. IFRS Pronouncements

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted.  Management is currently assessing the effect of these amendments on our financial statements.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 6 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2025 (unaudited – prepared by management)
(Expressed in Canadian dollars)

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

b. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment for the exploration and evaluation assets. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating unit for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates.

Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Management did not identify any impairment indicators during the three months ended March 31, 2025.

Judgment is required in assessing whether a mineral property is in the exploration and evaluation phase and should be classified as an exploration and evaluation asset or if the exploration and evaluation phase has been completed and the mineral property should be reclassified as property and equipment. We determined that although a feasibility study for the Casino Project has been completed, the Company has not yet received the necessary licenses and permits required to consider the exploration and evaluation stage to have been completed.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 7 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2025 (unaudited – prepared by management)
(Expressed in Canadian dollars)

3. CASH AND CASH EQUIVALENTS

A breakdown of the Company's cash and cash equivalents is as follows:

As of	March 31, 2025	December 31, 2024
	$	$
Cash	6,383,671	6,740,232
Cash equivalents	3,762,042	7,462,085

TOTAL	10,145,713	14,202,317

As at March 31, 2025, Cash equivalents are comprised of cashable guaranteed investment certificates ("GICs") with a weighted average interest rate of 2.99% and term of 90 days (December 31, 2024 - 3.54% and 60 days).

4. SHORT-TERM INVESTMENTS

As at March 31, 2025, the Company had $51,256,194 (December 31, 2024 - $52,500,000) invested in Canadian dollar-denominated GICs, plus total accrued interest of $1,509,355 (December 31, 2024 - $1,270,674). The GICs had a weighted average interest rate of 4.49% and a term of 353 days (December 31, 2024 - 4.83% and 347 days). The GICs are issued by Schedule 1 chartered banks in Canada.

5. MARKETABLE SECURITIES

As at March 31, 2025, the Company held marketable securities with an aggregate fair value of $1,854,200 (December 31, 2024 - $1,079,200), consisting of 2.5 million common shares of Northisle Copper and Gold Inc. with a fair value of $1,850,000 (December 31, 2024 - $1,075,000) and 168,000 common shares of Granite Creek Copper Ltd. with a fair value of $4,200 (December 31, 2024 - $4,200).  The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 8 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2025 (unaudited – prepared by management)
(Expressed in Canadian dollars)

6. EXPLORATION AND EVALUATION ASSETS

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

b. Exploration and evaluation expenditures

Total
$
December 31, 2023	110,236,198

Claims and maintenance	23,376
Engineering	868,331
Exploration and camp support	437,632
Permitting	9,674,264
Salary and wages	1,289,677
Share-based payments	161,342

December 31, 2024	122,690,820

Engineering	430,327
Exploration and camp support	17,426
Permitting	4,231,953
Salary and wages	573,111
Share-based payments	178,980

March 31, 2025	128,122,617

7. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On May 6, 2024, the Company completed a private placement with Rio Tinto Canada ("Rio Tinto") pursuant to Rio Tinto's subscription rights as a result of the bought deal public offering (the "Offering") completed on April 30, 2024 (see below).  Rio Tinto acquired 2,609,890 common shares of the Company at a price of $1.90 per common share for gross proceeds of $4,958,791.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 9 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2025 (unaudited – prepared by management)
(Expressed in Canadian dollars)

On April 30, 2024, the Company completed the Offering and sold 24,210,526 common shares at a price of $1.90 per common share for gross proceeds of $45,999,999. The Company incurred $3,063,640 costs associated with the Offering.

On March 25, 2024, the Company completed a private placement with Rio Tinto pursuant to Rio Tinto's subscription rights as a result of the private placement completed on March 1, 2024 (see below).  Rio Tinto acquired 239,528 common shares of the Company at a price of $1.35 per common share for gross proceeds of $323,363.

On March 1, 2024, the Company completed a private placement with Sandeep Singh, the Company's Chief Executive Officer.  Mr. Singh purchased 2,222,222 common shares of the Company at a price of $1.35 per common share for gross proceeds of approximately $3,000,000. The Company incurred $210,162 in costs associated with the private placements.

8. WARRANTS

A summary of the Company's warrants outstanding, including changes for the periods then ended, is presented below:

	Number of warrants	Weighted average exercise price $

DECEMBER 31, 2024	1,500,000	0.85

Exercised	(1,500,000)	0.85

MARCH 31, 2025	-	-

During the three-months ended March 31, 2025, 1,500,000 warrants were exercised at an exercise price of $0.85 for gross proceeds of $1,275,000. The fair value of the warrants of $351,000 was reclassified to share capital upon exercise.

9. EQUITY INCENTIVE PLANS

The Company has three equity incentive plans consisting of a stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan") (collectively the "Equity Incentive Plans"). Pursuant to the Company's annual general meeting held on June 17, 2021, it was approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of number of common shares issued and outstanding.  Stock Options and Share-based payments.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 10 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2025 (unaudited – prepared by management)
(Expressed in Canadian dollars)

a. Stock Options and Share-based payments

Stock Options

Under the Option Plan, the exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant.  Stock options vest over a two year period from the date of grant unless otherwise determined by the directors.  The maximum stock option term is 10 years. At March 31, 2025, the Company could issue an additional 1,439,013 stock options under the terms of the stock option plan.

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2023	6,714,334	1.59

Granted	4,837,000	1.70
Exercised	(2,750,000)	1.26
Expired/Cancelled	(94,000)	2.09

DECEMBER 31, 2024	8,707,334	1.75

Granted	481,225	1.61

MARCH 31, 2025	9,188,559	1.74

During the three months ended March 31, 2025, the Company recognized an expense in respect of stock options of $305,640 in the statement of loss and comprehensive loss (three months ended March 31, 2024 - $523,807). During the three months ended March 31, 2025, $36,233 was capitalized (the three months ended March 31, 2024 - $14,075) in the exploration and evaluation assets in relation to stock options.

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$1.11 - $1.41	1,400,000	1.32	2.9
$1.42 - $1.66	4,639,559	1.61	2.7
$1.67 - $2.10	1,699,000	2.05	2.3
$2.11 - $2.22	1,450,000	2.19	3.4

MARCH 31, 2025	9,188,559	1.74	2.8

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 11 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2025 (unaudited – prepared by management)
(Expressed in Canadian dollars)

The average share price for options exercised during the three months ended March 31, 2025, was $nil (three months ended March 31, 2024 - $1.99).  Of the total stock options outstanding, 5,570,997 were vested and exercisable at March 31, 2025.  The weighted average exercise price of vested stock options is $1.76, and the average remaining contractual life is 1.76 years.

Share-based payments

During the three months ended March 31, 2025, the Company granted 481,225 (three months ended March 31, 2024 - 3,000,000) stock options to employees, directors and consultants. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model.  The weighted average assumptions and resulting fair values are as follows:

Inputs and assumptions	Three months ended March 31, 2025	Three months ended March 31, 2024

Exercise price	$1.61	$1.35
Market price	$1.61	$1.27
Expected option term (years)	5.0	3.0
Expected stock price volatility	54.0%	48.2%
Average risk-free interest rate	3.15%	3.93%
Expected forfeiture rate	-	-
Expected dividend yield	-	-

FAIR VALUE PER OPTION GRANTED	$0.80	$0.39

b. Restricted Share Units

The Company granted restricted share units ("RSUs") in accordance with the RSU plan approved at the June 17, 2021 shareholders meeting. These RSUs vest in three equal tranches: Tranche one - on completion of 12 months from grant date, Tranche two - on completion of eighteen months from the grant date and Tranche three - on completion of twenty-four months from grant date. These RSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant. As at March 31, 2025, the Company could issue an additional 4,218,391 RSUs under the RSU Plan. A summary of the Company's RSUs outstanding and the changes for the periods then ended, is presented below:

Number of shares issued or issuable on vesting

DECEMBER 31, 2023	631,576

RSUs Granted	444,541
RSUs Converted to common shares	(267,907)
RSUs Forfeited	(152,467)

DECEMBER 31, 2024	655,743

RSUs Granted	986,682
RSUs Converted to common shares	(108,940)

MARCH 31, 2025	1,533,485

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 12 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2025 (unaudited – prepared by management)
(Expressed in Canadian dollars)

In relation to RSUs, the Company recognized an expense of $275,914 for the three months ended March 31, 2025, (three months ended March 31, 2024 - $119,154) in the statements of loss and comprehensive loss.  During the three months ended March 31, 2025, $142,747 was capitalized, (three months ended March 31, 2024 - $58,416) in the exploration and evaluation assets.

c. Deferred Share Units

Only directors of the Company are eligible for deferred share units ("DSUs") and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Company. DSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant. As at March 31, 2025, the Company could issue an additional 2,937,278 DSUs under the DSU Plan.

Number of shares issuable

DECEMBER 31, 2023	472,600

DSUs Granted	185,700

DECEMBER 31, 2024	658,300

DSUs Granted	25,000

MARCH 31, 2025	683,300

In relation to DSUs, the Company recognized an expense of $60,250 during the three months ended March 31, 2025 (three months ended March 31, 2024 - $nil) in the statements of loss and comprehensive loss.

10. KEY MANAGEMENT COMPENSATION

The Company's key management includes its directors and officers.  The remuneration of key management was as follows:

For the three months ended March 31,	2025	2024
	$	$
Salaries and director fees	540,308	528,590
Share-based payments	645,237	654,845

KEY MANAGEMENT COMPENSATION	1,185,545	1,183,435

Share-based payments represent the fair value on grant date of stock options, RSUs and DSUs previously granted to directors and officers during the periods presented above. Salaries and share-based payments for certain officers are capitalized in exploration and evaluation assets and the balance is recognized in the statement of loss and comprehensive loss.

During the three months ended March 31, 2025, the Company recorded a bonus accrual of $181,501 which is recorded in salaries and director fees above. There was no bonus accrual recognized during the three months ended March 31, 2024.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 13 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2025 (unaudited – prepared by management)
(Expressed in Canadian dollars)

All related party transactions are disclosed in the above Key Management Compensation section. There were no additional related party transactions.

11. SURETY BONDING

The Company holds a surety bonding arrangement with a third-party (the "Surety") in order to satisfy bonding requirements in the Yukon Territory. The total value of the Surety is $786,777 of which $nil is collateralized on the balance sheet as at March 31, 2025 (December 31, 2024 - $nil).

12. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

13. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash working capital items

For the three months ended March 31,	2025	2024
	$	$
Change in other assets	58,106	69,039
Change in accrued interest	(238,681)	(66,268)
Change in accounts payable and accrued liabilities related to operations	(1,288,152)	147,540

CHANGE IN NON-CASH WORKING CAPITAL ITEMS	(1,468,727)	150,311

14. CAPITAL MANAGEMENT

The Company considers capital to be equity composed of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the period.  Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital restrictions.

15. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company has exposure to liquidity, credit, and market risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 14 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2025 (unaudited – prepared by management)
(Expressed in Canadian dollars)

a. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in redeemable GICs, which are highly liquid investments and available to discharge obligations when they come due. The Company does not maintain a line of credit.

b. Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy. Cash and cash equivalents and short-term investments are held with high quality financial institutions. Substantially all cash and cash equivalents and short-term investments held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions. The carrying amount of financial assets, other than marketable securities, recorded in the financial statements represents Western's maximum exposure to credit risk.

c. Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date. A 10% fluctuation in value of its publicly traded marketable securities rate would have a minimal impact on the Company's loss and comprehensive loss.

As at March 31, 2025, the carrying amounts of cash and cash equivalents, short-term investments, marketable securities and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

d. Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's financial assets and liabilities are not exposed to interest rate risk due to their short-term nature and maturity. Cash and equivalents and short-term investments are subject to fixed interest rates. The Company is not subject to interest rate risk.

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 15 -